Filed Pursuant to Rule 424(b)(3)

Registration No. 333-74176

Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

September 20, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated September 19, 2005 to the Partnership’s prospectus dated April 29, 2005.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IN NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

September 19, 2005

Dear Investor,

The net asset value of a unit as of August 31, 2005 was $1,016.52, down 1.24% from $1,029.24 per unit as of July 31, 2005. Since January 1, 2005 the fund is up 3.53%.

Price Fund I lost ground in August as currency and interest rate trading suffered. Despite strong economic reports, the dollar declined on profit taking and the realization of long term vulnerabilities. Positions in euro, Swiss francs and yen hampered returns. Profitability in interest rates fluctuated, influenced by light trading volumes and differing economic outlooks. Treasury prices began the month by sliding to 3-month lows after a strong employment report and on expectations of the 10th straight rate hike by the Federal Reserve. The U.S. Ten-Year briefly broke the 4.40% yield level before quickly retreating. Mid-month reports of an imbalance between deliverable Treasury securities and futures positions, escalating crude oil prices, concerns about future U.S. economic growth, Fed policy and yield curve inversion fueled yield reversals. On the month’s final day the macroeconomic concern of Hurricane Katrina sparked a sharp rally in global futures prices. The fund staged a late comeback after ten-tear note yields fell back near 4% and German interest rate markets rallied in sympathy. Trading in metals helped to boost partnership returns as well. Led by a thriving euro, gold rallied as a “safe haven”, while copper sustained its rally on fund buying.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

/s/ WALTER THOMAS PRICE, III
Walter Thomas Price, III
Price Asset Management, Inc. General Partner of the Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A    Chicago, IL 60604    312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending August 31, 2005

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	($16,741.17)
Change in Unrealized Gain/(Loss)	2,600.44
Gain/(Loss) on Other Investments	(0.01)
Brokerage Commission	(4,513.13)

Total Trading Income	($18,653.87)
Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	8,816.67
Management Fees	3,745.61
Incentive Fees	(2,586.30)
Offering Expenses	0.00

Total Expenses	$11,642.65
Interest Income	$5,373.16

Net Income(Loss) for the Period	($24,923.36)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$2,014,721.77	1,957.4680	$2,014,721.77
Addition	100,485.00	98.8523	$100,485.00
Withdrawal	(49,577.05)	(48.7687)	($49,574.21)
Net Income/(Loss)	(24,923.36)		(24,923.36)

Month End	$2,040,706.36	2,007.5516	$2,040,709.20
Month End NAV Per Unit	$1,016.52
Monthly Rate of Return	-1.24%
Year to Date Rate of Return	3.53%

To the best of our knowledge, this statement is accurate and complete:

By	/S/ WALTER THOMAS PRICE, III
Walter Thomas Price, III
Price Asset Management, Inc.
General Partner of Price Fund I, LP